SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:  Press release dated January 29, 2003, announcing France Telecom’s revenues for the year 2002.

www.francetelecom.com Paris, January 29, 2003

Press release

France Telecom revenues increased 8.4 percent in 2002, in line with forecasts

■	Orange and Wanadoo continued to maintain sustained growth in 2002, with revenues increasing 11.7 percent and 30.4 percent, respectively, on a pro forma basis.
■	Orange: positive ARPU trends in France and the U.K. Businesses recentered on high value-added market segments.
■	Wanadoo tripled number of broadband customers in Europe in one year, exceeding 1 million customers in France.
■
France Telecom’s market share in Fixed-Line Telephony stabilized: 80.9 percent for local calls and 64.3 percent for long-distance. Decline in revenues from Fixed-Line, Voice and Data Services in France were kept to a loss of 5.2 percent on a pro forma basis at December 31, 2002.

■
With 1.4 million broadband customers in France, France Telecom exceeded year-end objectives; ADSL becomes a mass market solution. Broadband revenues tripled compared to the previous year, reaching 395 million euros at December 31, 2002.

■	France Telecom group customer base increased 8.1 on a pro forma basis to reach 111.7 million customers.
■	TOP program kicks off, with all 100 projects already launched.
■
As a result of efforts made in the fourth quarter, France Telecom confirms that its 2002 EBITDA will be substantially higher than the market consensus and that its capital expenditure will be lower than anticipated.

France Telecom Consolidated Revenues

(In millions of euros)		At December 31, 2002	At December 31, 2001	% Change 2002/2001	At Dec. 31 2001	% Change 2002/2001

			Historical	Historical	pro forma (*)	pro forma (*)
Total Revenues		46,630	43,026	+ 8.4	45,304	+ 2.9

Revenues by product line :
Orange		16,660	14,769	+ 12.8	14,911	+ 11.7
Of which	Orange France	7,177	6,549	+9.6	6,549	+9.6
	Orange UK	5,946	5,335	+ 11.5	5,277	+ 12.7
	Orange excluding France and UK	3,537	2,885	+22.6	3,085	+14.7
Wanadoo		1,935	1,461	+32.4	1,484	+30.4
Of which	Access, portals and e-Commerce	1,063	618	+72.0	651	+63.3
	Directories	872	843	+3.4	833	+4.7
Fixed-Line, Voice and Data Services–France		18,703	19,832	-5.7	19,719	-5.2
Of which	Fixed-Line Telephony	13,734	14,798	-7.2	14,775	-7.0
	Business Services	3,011	2,936	+2.6	2,960	+1.7
	Broadcasting and cable television	1,057	1,058	-0.1	1,058	-0.1
	Other revenues	901	1,040	-13.4	926	-2.7
Fixed-Line, Voice and Data Services–Outside France		9,332	6,964	+34.0	9,190	+1.5
Of which	Equant	2,842	2,131	+33.4	3,007	-5.5
	TP Group (Poland)	3,471	—	—	3,338	+4.0
	Other revenues outside France	3,019	4,833	-37.5	2,845	+6.1

(*)Pro forma figures calculated using constant exchange rates

France Telecom                         6 Place d’Alleray             Phone : +33 1 44 44 22 22
Corporate Communication      75505 Paris cedex 15       Fax : +33 1 44 44 80 34
Information Department             France

SA au capital de 4 098 463 604 ¤ -380 129 866 RCS Paris

France Telecom’s consolidated operating revenues were 46.6 billion euros in 2002, representing annual growth of 8.4 percent, in line with objectives. Revenue growth came from international operations, which experienced a 24.9 percent increase, notably following the consolidation from April 1, 2002 of the Polish operator TP Group. France Telecom’s customer base increased 8.1 percent to 111.7 million customers at December 31, 2002, on a pro forma basis.

On a pro forma basis and using constant exchanges rates1, revenues increased 2.9 percent at December 31, 2002. This reflects an 8.1 percent growth in revenues from international operations. Revenues from domestic operations were stable overall as the increase of revenues from wireless and internet operations offset the decline in revenues from conventional fixed-line activities.

Orange: positive ARPU trends and refocus on high value added customers
Orange consolidated its leadership in France and the United Kingdom, recording positive ARPU (Average Revenue Per User) trends in both markets. In a mature wireless market, Orange added 3.6 million net new customers and, on a pro forma basis, saw a 13.6-percent rise in network revenues, the core of its business. At the same time, Orange recentered its activities on higher value-added market segments and consolidated customer loyalty.

Orange revenues contributed to France Telecom amounted to 16.7 billion euros at December 31, 2002, up 11.7 percent on a pro forma basis. Network revenues were 15.5 billion euros, an increase of 13.6 percent. Subsidiaries controlled by the Orange group had 44.4 million customers at December 31, 2002, an increase of 9 percent, with 3.6 million new customers in one year. Non-voice revenues were 1.7 billion euros at December 31, 2002 and now represent 10.8 percent of network revenues.

Orange France continued to experience sustained growth as revenues increased 9.6 percent to 7.2 billion euros at December 31, 2002. Network revenues in France increased 12.1 percent. Orange France’s customer base stood at 19.2 million at December 31, 2002, a 7.8 percent increase. Orange France added 1.4 million net new customers during the year and reinforced its leadership with a market share of 49.8 percent at December 31, 2002. This represents a 1.6-percent increase compared to December 31, 2001 (48.2 percent). Similarly, ARPU confirmed during the fourth quarter, the improving trend seen since the beginning of 2002 as the rate of decline stood at –3.8 percent at December 31, 2002, versus –8 percent for 2001. ARPU benefited in particular from the increased share of contract customers at Orange France which amounted to 55.6 percent at the end of 2002 compared with 53 percent at the end of 2001. In addition, non-voice network revenues increased 27 percent during 2001 with 520,000 customers signing up for the “Orange sans limite” mobile multimedia service since May 2002.

Orange U.K. had revenues of 5.9 billion euros at December 31, 2002 on a pro forma basis, an increase of 12.7 percent compared with December 31, 2001. Network revenues from the U.K. increased 16.4 percent on a pro forma basis at December 31, 2002. Orange U.K. had 13.3 million customers at December 31, 2002, a year-to-year increase of 7.5 percent. Orange U.K. gained an additional 925,000 customers in 2002. As in France, this trend reflects a refocusing on market segments with the highest added value.

The share of contract customers at Orange UK increased 1.4 points to 31.8 percent. ARPU increased 5.7 percent in 2002, compared with a 12.1-percent decline in 2001. This significant improvement is related, in particular, to the increase in non-voice services which represent 64 percent of ARPU growth in the U.K.

Orange revenues excluding France and the U.K. increased 22.6 percent on a historical basis. These activities benefited from the transfer to Orange from July 1, 2002 of the 71.25-percent share in MobiNil held previously by France Telecom. On a pro forma basis, growth was 14.7 percent at December 31, 2002, reflecting a 12.6 percent increase in the customer base, which reached 11.8 million at December 31, 2002, from 10.5 million a year earlier. This growth was generated by the development of European operations.

1 Comparison using the same scope of consolidation for France Telecom as at December 31, 2001 and constant exchange rates (unaudited pro forma figures).

Wanadoo: sustained growth of broadband customer base in Europe
Wanadoo pursued its rapid growth as revenues contributed to France Telecom, on a pro forma basis, increased 30.4 percent at December 31, 2002. This significant growth came mainly from internet access services, which accounted for nearly half of Wanadoo’s 2002 revenues, compared with one third in 2001. Wanadoo’s active customer base reached 8.5 million at December 31, 2002, compared with 6 million a year earlier. The increase of 2.5 million customers was due to the addition of 1.5 million customers from internal growth, and one million subscribers following the acquisition of Spanish ISP eresMas, fully consolidated from November 1, 2002.

The broadband customer base grew very rapidly, increasing 152.1 percent to reach 1.374 million broadband customers at December 31, 2002, compared with 545,000 a year earlier. Broadband customers represented 16 percent of the total Wanadoo customer base at December 31, 2002, up from 8 percent at December 31, 2001. This shift to high-speed service resulted in an increase in ARPU in all markets during the fourth quarter of 2002.

In France, Wanadoo had 3.9 million customers at December 31, 2002, representing annual growth of 30.8 percent. Two-thirds of this increase came from broadband subscribers. Wanadoo added 300,000 new customers for its ADSL service in France during the fourth quarter reaching one million customers at December 31, 2002. During the month of December alone, over 150,000 eXtense packs were sold. ARPU rose 13.5 percent in 2002.

In the U.K., Freeserve recorded a 162.1-percent increase in revenues from Internet access in 2002. This reflects growth in the active customer base, which totaled 2.6 million at December 31, 2002, representing 14.7-percent annual growth. Revenues also increased thanks to sustained growth in the proportion of subscribers to pay services, representing 38 percent of the total customer base at end December 2002, up from 28 percent at end December 2001.

Revenues from Portals declined 7.2 percent while e-commerce revenues increased 33.3 percent. Alapage recorded 235,000 orders in December 2002, including 90,000 the week before Christmas. Revenues from Directories increased 4.6 percent, due in particular to a 13-percent increase in revenues from online directories in France.

Fixed-Line, Voice and Data Services – France: decline in revenues contained, share of local fixed-line market stabilized

Revenues contributed by Fixed-Line, Voice and Data Services in France declined 5.2 percent at December 31, 2002 on a pro forma basis, due mainly to a 7-percent decrease in revenues from fixed-line telephony services.

France Telecom’s market share of local traffic, which was affected at the beginning of the year by the automatic transfer to competitors of local traffic from customers who opted for carrier preselection, experienced a much less unfavorable trend during the second half. France Telecom’s share of the local call market was 80.9 percent at December 31, 2002, compared with 82.7 percent at June 30, 2002 and 96.9 percent at December 31, 2001. France Telecom’s share of the long-distance market (domestic and international) remained virtually stable at 64.3 percent in December 2002, compared with 64.6 percent at end December 2001.

Call plans experienced rapid growth, increasing 38 percent to reach approximately 6.8 million subscriptions at December 31, 2002. The launch of new local and domestic long-distance call packages – “Les Heures France” – in July met with widespread success and accounted for 80 percent of the net increase in subscriptions during the fourth quarter.

Other services generating customer loyalty and higher telephone traffic levels, such as the Top Message voicemail service, also enjoyed significant development with nearly 5.8 million customers at December 31, 2002, representing year-to-year growth of 82 percent. The total number of telephone lines remained stable at 34.1 million at December 31, 2002.

Revenues from online services and Internet access were down 2.2 percent on a pro forma basis at December 31, 2002, due to the ongoing decline in revenues from Minitel. Revenues from low-speed internet access calls invoiced directly by France Telecom declined by 10.7 percent. These decreases were largely offset by the extremely robust growth of revenues from ADSL broadband internet (up 109 percent for 2002, excluding Wanadoo billings), reflecting the rapid increase in the number of ADSL connections.

The number of consumer subscriptions for ADSL broadband service in France (including Wanadoo ADSL subscriptions) more than tripled to reach 1.359 million at December 31, 2002, up from 408,000 a year earlier. This growth rate accelerated sharply during the fourth quarter, when 521,000 new subscriptions were sold. This followed an average of 143,000 subscriptions for each of the first three quarters of 2002. France Telecom comfortably surpassed its target of 1.3 million ADSL subscriptions at December 31, 2002.

With 1.4 billion customers at year end, ADSL provides a new growth stream for the group. The sales rate for ADSL accelerated considerably during the last quarter, confirming ADSL is becoming a mass market with robust growth potential. This reflects both the energetic performance of sales teams during the last quarter of 2002 and the strength of France Telecom’s technological capabilities.

Revenues from carrier services (interconnection of domestic and international operators) declined 18.2 percent at December 31, 2002. This drop was due primarily to lower prices in the 2002 interconnection rates catalogue and to the roll-out of networks by competing operators.

On a pro forma basis, revenues from corporate services increased 1.7 percent in 2002. Excluding the impact of revenues from other domestic operators, revenues from corporate network services were up 8.5 percent. Growth was driven by the rapid development of managed network services which include customer network management and supervision services in addition to provision of data networks.

Fixed-line, Voice and Data Services – Outside France: strong growth in revenues due in part to the consolidation of TP SA

On a historical basis, revenues from International Voice and Data Services recorded an increase of 34 percent at December 31, 2002 versus December 31, 2001. This increase reflects the combined effects of several changes in scope of consolidation, including the consolidation of Equant as of July 1, 2001, the accounting for Telecom Argentina using the equity method as of December 21, 2001 (previously consolidated using the proportionate method) and the full consolidation of the Polish operator TP Group (TP SA and its subsidiaries) as of April 1, 2002.

On a pro forma basis and using constant exchange rates, revenues contributed by International Voice and Data Services advanced 1.5 percent for the full year, following an increase of 0.6 percent at end September 2002.

Equant :
On a pro-forma basis, Equant revenues contributed to France Telecom stood at 2.8 billion euros at December 31, 2002, a decline of 5.5 percent compared to the previous year. Direct sales from Network Services continued to grow, with an annual increase of 5.9 percent (on a pro-forma basis). Revenues from Network Services accounted for 53 percent of Equant’s total revenues in 2002. Integration Services improved significantly in the second half of 2002, with a 3.9 percent increase, that followed a sharp downturn, linked to the general economic slowdown, observed in the first half of 2002 (–20.8%). Revenues contributed by SITA showed a decrease of –2.2 percent due to lower prices applied in 2001 and 2002. The order book for the year 2002, including contract renewals, stood at 2.1 billion dollars, which included 1.6 billion dollars from Network Services, which saw a significant improvement in its order book for the fourth quarter (an increase of 19 percent) compared to the average of the three preceding quarters. Furthermore, Equant has pursued initiatives to reduce costs and showed a positive cash balance of 444 million dollars at December 31, 2002, an increase of 71 million dollars compared to the previous year.

TP Group :
TP Group contributed 3.5 billion euros to consolidated revenues for the Fixed-line, Voice and Data Services – Outside France segment in 2002, representing nine months of operations, from April to December. On a pro forma basis, growth over the previous year was 4 percent. Fixed-line services, which represent approximately 80 percent of the total revenues contributed to TP Group, declined 3.3 percent. The Polish operator had 10.8 million fixed-line telephony customers at December 31, 2002, representing a year-to-year increase of 3.4 percent. The decrease in revenues from fixed-line services was more than offset by the rapid growth of its PTK Centertel subsidiary’s mobile services, which posted a 55.6-percent increase in revenues during the last nine months of 2002. PTK Centertel had 4.5 million wireless customers at the end of the period, up from 2.8 million at December 31, 2001, a rise of 60.8 percent. PTK Centertel recorded remarkable growth in its market share, which rose from 27.8 percent at end 2001 to 32.1 percent at December 31, 2002. In addition to the rapid development of wireless services, TP Group benefited from robust growth in the Internet market with 1.5 million active customers at December 31, 2002, an annual rise of 18.3 percent.

TOP Program kicks off
Within the framework of FT2005, France Telecom launched the TOP program to improve operating performance at the beginning of January 2003. The TOP program is expected to contribute to the reduction of the France Telecom group’s debt by increasing aggregate cash flow between 2003 and 2005, with the goal of generating 3 billion euros in free cash flow in 2003 to pay down debt.

A total of 100 TOP projects have already been launched. These projects are grouped within core initiatives overseen directly by the Executive Committee and a centralized Top Program management committee. The main performance indicators are in the process of being identified.
France Telecom will report quarterly on progress achieved by the TOP program, which is now entering its operational phase.

Outlook: as a result of efforts made in the fourth quarter, France Telecom confirms that its 2002 EBITDA will be substantially higher than the market consensus and that its capital expenditure will be lower than anticipated.
France Telecom’s 2002 revenues are in line with previously announced estimates. Results for the fourth quarter confirm sources of revenue growth and justify France Telecom’s optimism for 2003. Initial figures from the fourth quarter indicate the Group’s growth will continue in line with objectives thanks to growth businesses, including ADSL and wireless.

For 2003 France Telecom will continue to expand its businesses, spurred by the success of wireless and internet activities. Orange expects to experience sustained growth in a more mature market, by refocusing on higher value-added customers, and Wanadoo expects to post annual growth of 25 to 30 percent.

Broadband should prove to be a source of growth, offsetting the measured decline in revenues from fixed-line telephony in France. Revenues from international voice and data services should continue to grow at the same pace as in the fourth quarter of 2002.

KEY CONSOLIDATED FIGURES AT DECEMBER 31, 2002
At December 31, 2002 the France Telecom group (including companies in which France Telecom holds a controlling interest) had a total of 111.7 million customers, broken down as follows:

	Customers (in millions)	Countries
Wireless Communications	49.9	20
Fixed-Line Telephony	49.5	10
Internet Access (active customers)	10.1	12
Cable Networks	2.2	2

The customer base continues to increase at a steady pace. At December 31, 2002, the France Telecom Group had 8.4 million additional customers (on a historical basis) compared with the end of December 2001, representing year-to-year growth of 8.1 percent. The customer base expanded at a sustained rate during the fourth quarter of 2002, with an increase of 2.7 million customers2. The number of active customers for wireless services increased by 1.68 million and the number of active customers for internet services increased by 675,000 during the fourth quarter of 2002. Fixed-line services in Europe (excluding France) added 287,000 customers, due in part to the development of operations in Spain and Poland.

Press contacts:

Nilou du Castel	Tel.: +33 (0)1 44 44 93 93
Head of the Press Office
nilou.ducastel@francetelecom.com

Emilie Richer	Tel.: +33 (0)1 44 44 93 93
emilie.richer@francetelecom.com

This document contains forward-looking statements, including without limitation the statements in the discussion under the headings “Outlook” and “TOP Program”, within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: the effects of competition; telecommunications usage levels; the success of France Telecom’s investments in France and internationally; the availability, terms and deployment of capital for France Telecom; and the factors listed in Item 3 of its Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on June 28, 2002. The forward-looking statements contained in this document speak only as of the date of this document and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

2 On a pro forma basis, including notably the de-consolidation of fixed-line and wireless operations in Argentina, and the consolidation as of April 1, 2002 of the Polish operator TPSA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: January 29, 2003	By:	/s/ Pierre Hilaire
	Name:	Pierre Hilaire
	Title:	Senior Vice President Finance, France